January 9, 2014

Attn: Larry Spirgel, Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Time Warner Inc.
File Number: 001-15062
Form 10-K: For the Fiscal Year Ended December 31, 2012
Filed February 22, 2013

Dear Mr. Spirgel:

Set forth below is Time Warner Inc.’s (“Time Warner” or the “Company”) response to the Securities and Exchange Commission Staff’s (“SEC” or the “Staff”) verbal request from our December 16, 2013 telephone conversation with the Staff to propose a plan of action in light of the Staff’s views regarding the Company’s aggregation of its Turner and HBO operating segments.

As outlined in the Company’s responses dated June 10, 2013, August 7, 2013 and October 15, 2013 to the Staff’s comment letters, the Company has historically aggregated for disclosure its Turner and HBO operating segments based on its judgment, supported by its outside auditors, that it met the aggregation criteria in ASC 280-10-50-11.  Based on our December 16, 2013 telephone conversation with the Staff, management understands that the Staff’s judgment is that the Company does not sufficiently meet the criteria in ASC 280-10-50-11 (c) to aggregate its Turner and HBO operating segments.  The Company believes that its historical conclusion with respect to the aggregation of the Turner and HBO operating segments was supportable and appropriate.  In addition, the Company believes that applying the aggregation criteria outlined in ASC 280-10-50-11 involves a significant degree of judgment because they require preparers to assess whether or not operating segments are “similar”.  ASC 280 does not specifically define the term “similar” nor does it provide a bright-line or other quantitative threshold for meeting the criteria.  As we communicated to the Staff in our prior correspondence, the HBO and Turner operating segments both operate television networks, their product is fundamentally the same (creation and packaging of television content), they have similar historical and expected future operating margins, and they have the same class of customer for the majority of their revenue streams, with advertising being the one exception.  However, given the fact that the advertising customers are purchasing access to the Company’s content, similar to all other customers, and because all television networks are fundamentally

January 9, 2014

in the same business of maximizing the return on their content investment, we concluded that on balance the Turner and HBO networks met the criteria of being similar.  With that said, the Company acknowledges and accepts that there can be differences in the application of judgment with respect to the criteria.  As such, the Company will provide separate and disaggregated segment information for its Turner and HBO operating segments for subsequent filings beginning with its Annual Report on Form 10-K for the year ended December 31, 2013 (the “2013 Form 10-K”), which it expects to file on or about February 26, 2014.

Additionally, the Company evaluated whether a change in the presentation of its Turner and HBO operating segments from an aggregated basis to a disaggregated basis would have materially affected its historical financial statements or its previous conclusions that the Company has an effective system of internal controls over financial reporting such that it would be appropriate to amend its previous filings with the SEC.

In evaluating whether a change to the presentation of the Turner and HBO operating segments would have materially affected its historical financial statements, the Company considered the materiality guidance in SEC Staff Accounting Bulletin No. 99 Materiality (“SAB 99”), which describes materiality as follows: “The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.”  The Company does not believe that changing the presentation of the Turner and HBO operating segments from an aggregated basis to a disaggregated basis is material to a reasonable person relying on its financial statements.  This conclusion is based on several factors.  First, on a quantitative basis, the Company notes that none of its historical accounting judgments or its historical financial results would have been different under a disaggregated presentation of the Turner and HBO operating segments.  More specifically, the disaggregation of the HBO and Turner operating segments would not have resulted in any change to the Company’s balance sheet, earnings or cash flows for prior periods.  In addition, this change would not have altered the Company’s historical judgments regarding the recoverability of its goodwill or other long-lived assets.  In addition, Turner and HBO have similar historical and expected future operating margins as communicated to the Staff in our prior correspondence as well as the similarity of the historical rates of growth of Turner’s and HBO’s subscription revenue, which is their largest revenue stream.  Further, analysts value Turner’s and HBO’s earnings at similar valuation multiples within the Company’s stock price.  Moreover, we note that we have historically disclosed separately in the Company’s periodic filings all material information regarding Turner’s advertising revenues.   Finally, by disaggregating the Turner and HBO operating segments beginning with our 2013  Form 10-K, users of the Company’s financial statements will have access to comparable prior period segment results, discussion and analysis upon the filing of the Form 10-K in February 2014.  Accordingly, based on our evaluation of the total mix of information available to a reasonable person relying on the Company’s financial statements, the Company does not believe a change in the presentation of its Turner and HBO operating segments from an aggregated basis to a disaggregated basis is material to its historical financial statements and, accordingly, has concluded that it is not necessary to amend its prior filings with the SEC.

January 9, 2014

The Company also considered whether a change to the presentation of the Turner and HBO operating segments would have an impact on its previous conclusions that the Company has an effective system of internal control over financial reporting.  Given the judgmental nature of the aggregation criteria in ASC 280-10-50-11, the support for the Company’s long-standing historical position, and the quantitative and qualitative factors noted above, the Company does not believe that making a change to no longer report the Turner and HBO operating segments on an aggregated basis changes our previous conclusions that the Company has an effective system of internal control over financial reporting.

In summary, beginning with its Annual Report on Form 10-K for the year ended December 31, 2013, the Company will modify its disclosures prospectively in future filings to no longer elect to aggregate its Turner and HBO operating segments.

  *   *   *

We hereby acknowledge on behalf of the Company that:
●	the Company is responsible for the adequacy and accuracy of the disclosures in the Annual Report on Form 10-K for the year ended December 31, 2012 (the “2012 Form 10-K”);
●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2012 Form 10-K; and
●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you have any questions.

Sincerely,

/s/ Pascal Desroches	/s/ Doug Horne
Pascal Desroches	Doug Horne
Senior Vice President and Controller	Senior Vice President and Deputy Controller
Time Warner Inc.	Time Warner Inc.
(212) 484-6680	(212) 484-6685